Exhibit 12.1

Whole Foods Market, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	Sept 26, 2004		Sept 28, 2003		Sept 29, 2002		Sept 30, 2001		Sept 24, 2000

Earnings:
Income from continuing operations before income taxes and equity in losses of unconsolidated affiliate	215,853		164,858		132,657		88,196		71,535

Rent expense	91,192 x 1/3		79,802 x 1/3		67,827 x 1/3		57,677 x 1/3		47,301 x 1/3

One-third of rent expense	30,397		26,601		22,609		19,226		15,767
Interest expense	7,249		8,114		10,384		17,891		15,093

Fixed charges to add to earnings	37,646		34,715		32,993		37,117		30,860

Total available earnings	253,499		199,573		165,650		125,313		102,395

Fixed Charges:
Interest expense	7,249		8,114		10,384		17,891		15,093
Capitalized interest	2,132		1,385		1,433		2,112		2,274

Total interest	9,381		9,499		11,817		20,003		17,367
One-third of rent expense	30,397		26,601		22,609		19,226		15,767

Total fixed charges	39,778		36,100		34,426		39,229		33,134

Ratio of earnings to fixed charges	6.37	x	5.53	x	4.81	x	3.19	x	3.09	x